Ramaco Resources, Inc.

250 West Main Street, Suite 210

Lexington, Kentucky 40507

Via EDGAR

January 12, 2017

John Reynolds

Assistant Director

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Ramaco Resources, Inc.
Registration Statement on
Form S-1 File No. 333-215363

Ladies and Gentlemen:

Pursuant to discussions with the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), Ramaco Resources, Inc. (the “Company,” “we,” “us” or “our”) hereby confidentially submits its currently expected offering terms of the initial public offering (the “Offering”) of common stock, par value $0.01 per share (the “Common Stock”), including the bona fide price range pursuant to Item 501(b)(3) of Regulation S-K, the number of shares of Common Stock to be offered, the estimated net proceeds the Company expects to receive from the Offering and the total number of shares of Common Stock to be outstanding after the Offering. The Company expects that these pricing terms will be included in a future amendment to the Registration Statement on Form S-1, File No. 333-215363 (the “Registration Statement”).

The Offering terms are a bona fide estimate of the range of the minimum and maximum offering price and the maximum number of securities to be offered as of January 12, 2017. Should the bona fide estimates of these terms change, the figures presented in future amendments to the Registration Statement may increase or decrease.

The Company proposes to price the Offering with a bona fide price range of $12.00 to $15.00 per share of Common Stock, with a midpoint of $13.50 per share. In the Offering, the Company proposes to sell up to 3,800,000 shares of Common Stock and the selling stockholders named in the Registration Statement agree to sell up to 2,200,000 shares of Common Stock. The selling stockholders have granted the underwriters a 30-day option to purchase up to an aggregate of additional 900,000 shares of Common Stock to cover over-allotments. As discussed with members of the Staff, this range is initially being provided for your consideration by correspondence due to the Company’s, the selling stockholders’ and the underwriters’ concern regarding providing such information in advance of the launch of the Offering given recent market volatility, as well as our desire to provide all information necessary for the Staff to complete its review on a timely basis.

Additionally, the Company is enclosing its proposed marked copy of those pages of the Registration Statement that will be affected by the offering terms set forth herein. These marked changes will be incorporated into a future amendment to the Registration Statement. The Company seeks confirmation from the Staff that it may launch its Offering with the price range specified herein and include such price range in a future filing of the Registration Statement.

Please direct any questions that you have with respect to the foregoing to Douglas E. McWilliams of Vinson & Elkins L.L.P. at (713) 758-3613 or Julian J. Seiguer of the same firm at (713) 758-2790.

Very truly yours,
RAMACO RESOURCES, INC.

By:	/s/ Randall W. Atkins
Name:	Randall W. Atkins
Title:	Executive Chairman

Enclosures

cc:	Michael D. Bauersachs, Ramaco Resources, Inc.
Douglas E. McWilliams, Vinson & Elkins L.L.P.
Julian J. Seiguer, Vinson & Elkins L.L.P.

As filed with the Securities and Exchange Commission on January     , 2017

Registration No. 333-215363

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

to

Form S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Ramaco Resources, Inc.

(Exact name of registrant as specified in its charter)

Delaware	1220	38-4018838
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification Number)

250 West Main Street, Suite 210

Lexington, Kentucky 40507

859-244-7455

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Randall W. Atkins

Executive Chairman

250 West Main Street, Suite 210

Lexington, Kentucky 40507

859-244-7455

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Douglas E. McWilliams Julian J. Seiguer Vinson & Elkins L.L.P. 1001 Fannin Street, Suite 2500 Houston, Texas 77002 (713) 758-2222	Matthew R. Pacey Justin F. Hoffman Kirkland & Ellis LLP 600 Travis Street, Suite 3300 Houston, Texas 77002 (713) 835-3600

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)
Common stock, par value $0.01 per share	6,900,000	$15.00	$103,500,000	$11,995.65

(1)	Estimated pursuant to Rule 457(a) under the Securities Act of 1933, as amended. Includes 900,000 additional shares of common stock that the underwriters have the option to purchase.
(2)	Estimated solely for the purpose of calculating the registration fee.
(3)	The registrant previously paid $11,590 of the total registration fee in connection with a previous filing of this Registration Statement.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. The securities described herein may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities, in any state or jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JANUARY     , 2017

6,000,000 Shares

Ramaco Resources, Inc.

Common Stock

This is the initial public offering of the common stock of Ramaco Resources, Inc., a Delaware corporation. Prior to this offering, there has been no public market for our common stock. We are selling 3,800,000 shares of common stock and the selling stockholders are selling 2,200,000 shares of common stock. We will not receive any proceeds from the shares of common stock sold by the selling stockholders.

The initial public offering price of the common stock is expected to be between $12.00 and $15.00 per share. We have applied to list our common stock on the NASDAQ Global Select Market (“NASDAQ”) under the symbol “METC.”

To the extent that the underwriters sell more than 6,000,000 shares of common stock, the underwriters have the option to purchase, exercisable within 30 days from the date of this prospectus, up to an additional 900,000 shares from the selling stockholders at the public offering price less the underwriting discount and commissions.

We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012, and as such, we have elected to take advantage of certain reduced public company reporting requirements for this prospectus and future filings. See “Risk Factors” and “Prospectus Summary—Emerging Growth Company.”

Investing in our common stock involves risks. See “Risk Factors” on page 18.

	Price to Public	Underwriting Discounts and Commissions	Proceeds, before expenses, to Issuer	Proceeds to Selling Stockholders
Per Share	$	$	$	$
Total	$	$	$	$

The underwriters expect to deliver the shares of common stock against payment on or about             , 2017.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse	Jefferies	BMO Capital Markets

Clarksons Platou Securities	Seaport Global Securities

The date of this prospectus is                     , 2017

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. You should read the entire prospectus carefully, including the information under the headings “Risk Factors,” “Cautionary Statement Regarding Forward-Looking Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and the notes to those financial statements appearing elsewhere in this prospectus. The information presented in this prospectus assumes (i) an initial public offering price of $13.50 per common share (the midpoint of the price range set forth on the cover of this prospectus), (ii) unless otherwise indicated, that the underwriters do not exercise their option to purchase additional shares of common stock and (iii) unless otherwise indicated, the options held by Atkins and Bauersachs exerciseable for an aggregate of 937,424 shares of our common stock are not exercised.

Ramaco Inc. is the issuer in this offering. Ramaco Development is our predecessor for financial reporting purposes. Accordingly, our historical financial statements are those of Ramaco Development. All references in this prospectus to tons refer to short tons, unless otherwise indicated.

Our Company

Overview

We are a developer of high-quality, low-cost metallurgical coal in central and southern West Virginia, southwestern Virginia, and southwestern Pennsylvania. We have a near-term development portfolio of four long-lived projects: Elk Creek, Berwind, RAM Mine and Knox Creek, which with our current cash and investments, expected net proceeds from this offering and projected cash flow from operations, will be fully financed through 2020. We believe each of these projects possesses geologic and logistical advantages that will make our coal among the lowest delivered-cost U.S. domestic metallurgical coal to a majority of our domestic target customer base, U.S.-based blast furnace steel mills and U.S.-based coke plants, as well as international metallurgical coal consumers.

We expect to achieve initial commercial production of metallurgical coal in the first quarter of 2017. We expect this to result in annual production of 1.1 million clean tons of metallurgical coal in 2017, 2.8 million clean tons in 2018 and full production of 4.4 million clean tons in 2022. Please see “Business—Production Forecast Detailed Summary.” Additionally, we anticipate that the incidental production of thermal coal will generate up to 10% of our tons sold during 2017 and 2018, and we may consider increasing our thermal coal operations in the future. We believe that we will be able to take advantage of recent increases in U.S. and global benchmark metallurgical coal prices and intend to opportunistically increase the amount of our projected production that is directed to the export market to capture favorable differentials between domestic and global benchmark prices.

Metallurgical Coal Industry

Metallurgical coal is used to make metallurgical coke (“coking coal”), a key input in the blast furnace steelmaking process, as well as coal for pulverized coal injection (“PCI coal”), which is injected into blast furnaces as a supplemental source of energy. As reported by the U.S. Energy Information Administration (“EIA”), in 2015 the U.S. supplied about 66 million tons of metallurgical coal to serve North American customers as well as the seaborne export coal market. According to EIA, in 2015 U.S. producers supplied about 18.6 million tons of coking coal to the domestic U.S. market, as well as 4.3 million tons of metallurgical coal exported to Canada and 0.4 million tons exported to Mexico. Despite the fact that western Canada is a large producer of metallurgical coal, the coal used by steel mills in eastern Canada is largely supplied by U.S. metallurgical coal producers. U.S. metallurgical coal primarily is produced from underground mines located in the Northern Appalachia, Central Appalachia, and Southern Appalachia coal basins, all located in the eastern United States. Due to logistical advantages, North American metallurgical coal producers supply all of the requirements of the North American steel industry as imported coal has historically been uneconomic due to transportation costs. Supply in excess of what can be consumed in the U.S. and Canada is exported to the seaborne market.

Our Competitive Strengths

We believe that we are well-positioned to successfully execute our business strategies because of the following competitive strengths:

•	Pure-play metallurgical coal producer with high quality, long-lived reserves. We believe that, upon commencing production in the first quarter of 2017, we will be one of the few pure-play metallurgical coal producers in the U.S. As of December 2016, we control, either by lease or preferential rights to lease, a reserve base of approximately 237.0 million tons of attractive high, mid and low volatile metallurgical coal supporting an identified mine plan across our portfolio well in excess of 20 years.

•	Advantaged geology and logistics will enable us to be one of the lowest cost U.S. metallurgical coal producers. Our reserves present advantaged geologic characteristics such as relatively thick coal seams at our deep mines, low effective mining ratio at our surface mines, and desirable metallurgical coal quality. Furthermore, a majority of our coal seams are accessible near, or above, drainage, thereby reducing up-front development costs. These characteristics contribute to a production profile that we believe will contribute to a cash cost of production substantially below most U.S. domestic metallurgical coal producers. In addition, our mines are strategically located in close proximity to our prospective customers or to distribution networks. We believe these locations, transportation and other logistical characteristics will provide a competitive delivered-cost advantage over our potential competitors.

•	Fully financed, low-risk development portfolio. We had approximately $68.9 million of cash and short-term investments at September 30, 2016. The first phase of our development plan includes achieving initial production at our Elk Creek and Berwind projects. We expect to finish this phase by the third quarter of 2017 at an additional capital cost of $68 million. We anticipate that our remaining available cash, along with cash flow from operations and a portion of the net proceeds from this offering received by us, will allow us to fully fund the next phases of development at our current projects through 2020, which includes achieving initial production at our RAM Mine in 2019.

•	Strong balance sheet with limited liabilities. As a recently formed coal company, we do not have any legacy employee liabilities, such as pensions, that are typically associated with well-established coal companies. Furthermore, we will have no debt on our balance sheet and modest environmental and reclamation obligations. We believe these advantages, coupled with our favorable geology, will allow us to maintain a lower overall cost of production compared to many of our competitors.

•	Highly experienced management team with a long history of acquiring, developing, building and operating coal reserve properties. Our senior management team has significant experience in acquiring, developing, financing and operating metallurgical coal mines in Appalachia under various market conditions. They have previously held senior business development, financial, operations, and coal sales positions at both large, publicly traded coal companies as well as successful private coal operations. Since 2011, the management team has successfully acquired four high-quality metallurgical properties and have added additional reserves through targeted exploration programs and the acquisition of additional adjacent properties.

Business Strategies

Our primary business objective is to grow stockholder value. We intend to accomplish this objective by executing the following business strategies:

•

Complete the development of our project portfolio and achieve annual production of 4.4 million clean tons of metallurgical coal by 2022. We are currently operating our first mine at Elk Creek, are developing new mines at our Elk Creek, Berwind and RAM Mine properties and expect to have these projects fully developed by 2022. Once these projects are complete, we expect to achieve annual production of approximately 4.4 million clean tons of primarily high volatile and low volatile metallurgical coal in 2022. Please see “Business—Production Forecast Detailed Summary.” We expect to market our coal primarily to U.S.-based blast furnace coal mills and U.S.-based coke plants, as well as to export markets in the Atlantic basin. We believe that we will be able to take advantage of recent increases in U.S. and global benchmark metallurgical coal prices and intend to opportunistically increase the amount of our projected production that is directed to the export market to capture favorable differentials between domestic and global benchmark prices.

•	Continue to grow through a highly disciplined and selective acquisition strategy. Our senior management team has a demonstrated track record of identifying and acquiring high-quality metallurgical coal reserves at attractive valuations. The properties we have acquired and/or leased are geologically and/or logistically advantaged. Once acquired, management has shown success in the prompt exploration and permitting of new mines and the building of long-lived resources via complementary, tack-on acquisitions. For example, in July 2016 we acquired our Knox Creek project from Alpha while Alpha was in Chapter 11 bankruptcy. We intend to continue to pursue similar opportunities within the metallurgical coal industry.

•	Develop geologically advantaged properties in a down market cycle to allow us to take advantage of higher availability of equipment and skilled labor at reduced costs. We expect that the cost to construct our infrastructure will be attractive due to the lack of competing projects in the Appalachian coal market. Although the metallurgical coal prices have increased from their recent lows, overall coal production in our operating basins remains at historic lows and mine closures in the region over the past two years provide access to a skilled labor force. Therefore, we expect to have access to high quality, low-cost mining equipment and personnel. The challenged financial status of many of our competitors also provides us the opportunity to acquire additional properties or operations at what we believe to be reasonable prices.

•	Conservative financial strategy. We intend to utilize minimal amounts of bank debt, primarily revolving credit arrangements for working capital management, and to fund our future production and acquisition activities primarily from operating cash flow. When market conditions are appropriate, we expect to use operating cash flow to fund expansion and to return capital to our stockholders through regular and special dividends and through share repurchases. When market conditions are not appropriate we expect to otherwise use our operating cash flow to maximize stockholder value.

Recent Development

Convertible Preferred Securities

On August 31, 2016, Ramaco Development entered into a securities purchase agreement (the “Series A SPA”) with ECP and Yorktown whereby ECP and Yorktown collectively purchased 4.5 million Series A Convertible Preferred Units for total aggregate consideration of $90 million. Upon the closing of this offering, the Series A Convertible Preferred Units will convert into 12,764,426 shares of our common stock. For the third quarter ended September 30, 2016, we elected to pay the preferred distribution in-kind.

Corporate Reorganization

Ramaco Inc. was incorporated under the laws of the State of Delaware to become a holding company for Ramaco Development’s assets and operations. Pursuant to the terms of a corporate reorganization that will be completed immediately prior to the closing of this offering, (i) the holders of Series A Convertible Preferred Units will convert such units into common units in Ramaco Development, (ii) a newly formed subsidiary of Ramaco Inc. will merge with and into Ramaco Development and (iii) the Existing Owners will exchange all of their interests in Ramaco Development (including any common units in Ramaco Development issued upon conversion of the Series A Convertible Preferred Units) for all of our issued and outstanding shares of common stock (prior to the issuance of shares of common stock in this offering). As a result of the reorganization, Ramaco Development will become a direct, wholly owned subsidiary of Ramaco Inc.

Ramaco Inc. was incorporated to serve as the issuer in this offering and has no previous operations, assets or liabilities. As a result, Ramaco Inc. does not qualify as the accounting acquirer. For more information on our reorganization and the ownership of our common stock by our principal stockholders, please see “Corporate Reorganization”, “Principal and Selling Stockholders” and the consolidated financial statements included elsewhere in this prospectus.

The following diagram indicates our simplified ownership structure immediately following this offering and the transactions related thereto (assuming that the underwriters’ option to purchase additional shares is not exercised):

(1)	See “Corporate Reorganization” for an additional organizational chart that outlines the corporate structure pre-reorganization and IPO.
(2)	Ramaco, LLC is controlled by Yorktown IX, Atkins and Bauersachs.

Our Principal Stockholders

We have valuable relationships with Yorktown and ECP (collectively, our “Sponsors”), private investment firms focused on investments in the energy sector. Upon completion of this offering, affiliates of Yorktown and ECP will own 29,682,882 shares of common stock, or approximately 76.0% of our outstanding common stock. Please see “Principal and Selling Stockholders.”

Yorktown Partners LLC, together with its affiliates and affiliated funds, is a private investment manager investing exclusively in the energy industry with an emphasis on North American oil and gas production, coal mining and midstream businesses. Yorktown has raised 11 private equity funds totaling over $8 billion. Yorktown’s investors include university endowments, foundations, families, insurance companies, and other institutional investors. The firm is headquartered in New York.

Energy Capital Partners, together with its affiliates and affiliated funds, is a private equity firm with over $13 billion in capital commitments that primarily invests in North America’s energy infrastructure. Energy Capital Partners has significant energy infrastructure, midstream, master limited partnership and financial expertise to complement its investment in us. To date, Energy Capital Partners and its affiliated funds have 24 investment platforms with investments in the power generation, electric transmission, midstream, mining and renewable sectors of the energy industry.

Risk Factors

Investing in our common stock involves risks associated with our business, environmental, health, safety, other regulations and other material factors. You should read carefully the section of this prospectus entitled “Risk Factors” for an explanation of these risks before investing in our common stock.

Emerging Growth Company

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act (the “JOBS Act”). For as long as we are an emerging growth company, unlike public companies that are not emerging growth companies under the JOBS Act, we will not be required to:

•	provide an auditor’s attestation report on management’s assessment of the effectiveness of our system of internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002;

•	provide more than two years of audited financial statements and related management’s discussion and analysis of financial condition and results of operations;

•	comply with any new requirements adopted by the Public Company Accounting Oversight Board (the “PCAOB”) requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer;

•	provide certain disclosure regarding executive compensation required of larger public companies or hold stockholder advisory votes on the executive compensation required by the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”); or

•	obtain stockholder approval of any golden parachute payments not previously approved.

We will cease to be an emerging growth company upon the earliest of:

•	the last day of the fiscal year in which we have $1.0 billion or more in annual revenues;

The Offering

Common stock offered by us	3,800,000 shares.

Common stock offered by the selling stockholders	2,200,000 shares (or 3,100,000 shares, if the underwriters exercise in full their option to purchase additional shares).

Total common stock offered	6,000,000 shares (or 6,900,000 shares, if the underwriters exercise in full their option to purchase additional shares).

Option to purchase additional shares	The selling stockholders have granted the underwriters a 30-day option to purchase up to an aggregate of 900,000 additional shares of our common stock to the extent the underwriters sell more than 6,000,000 shares of common stock in this offering.

Common stock outstanding immediately after the completion of this offering	39,062,576 shares.

Common stock owned by the selling stockholders immediately after the completion of this offering	33,062,576 shares (or 32,162,576 shares, if the underwriters exercise in full their option to purchase additional shares).

Use of proceeds	We expect to receive approximately $43.7 million of net proceeds, based upon the assumed initial public offering price of $13.50 per share (the midpoint of the price range set forth on the cover page of this prospectus), after deducting underwriting discounts and estimated offering expenses payable by us. Each $1.00 increase (decrease) in the public offering price would increase (decrease) our net proceeds by approximately $3.5 million.

We intend to use approximately $10.7 million of such proceeds to pay in full Ramaco, LLC’s four-year promissory note in the principal amount of approximately $10.6 million, plus accrued interest, (as described in “Certain Relationships and Related-Party Transactions—Historical Transactions with Affiliates—Ramaco, LLC Promissory Note”) and the balance for general corporate purposes, which will include ongoing working capital requirements and potential acquisitions, although we currently do not have any acquisitions planned.

We will not receive any proceeds from the sale of shares by the selling stockholders. Please read “Use of Proceeds.”

Dividend policy	Our board of directors has adopted a policy of considering paying regular and special cash dividends, in amounts to be determined. We currently expect to begin paying a regular quarterly dividend per share in the third quarter of 2018, with additional special dividends as free cash flow allows. Declaration and payment of any dividend is subject to the discretion of our board of directors and our compliance with applicable law. Please read “Dividend Policy.”

Listing and trading symbol	We have applied to list our common stock on the NASDAQ under the symbol “METC.”

Risk factors	You should carefully read and consider the information set forth under the heading “Risk Factors” and all other information set forth in this prospectus before deciding to invest in our common stock.

The information above does not include 6,937,425 shares of common stock reserved for issuance pursuant to the Ramaco Resources, Inc. Long-Term Incentive Plan. Additionally, the information above does not include 937,424 shares of common stock that are issuable upon the exercise of outstanding options held by Atkins and Bauersachs all of which are exercisable immediately following the completion of this offering, and which were granted pursuant to the Ramaco Development 2016 Membership Unit Option Plan. In connection with the consummation of this offering, these options will be converted into options under the Ramaco Resources, Inc. Long-Term Incentive Plan.

trading markets usually result in less price volatility and more efficiency in carrying out investors’ purchase and sale orders. The market price of our common stock could vary significantly as a result of a number of factors, some of which are beyond our control. In the event of a drop in the market price of our common stock, you could lose a substantial part or all of your investment in our common stock. The initial public offering price will be negotiated between us, the selling stockholders and representative of the underwriters, based on numerous factors which we discuss in “Underwriting,” and may not be indicative of the market price of our common stock after this offering. Consequently, you may not be able to sell shares of our common stock at prices equal to or greater than the price paid by you in this offering.

The following factors could affect our stock price:

•	our operating and financial performance, including reserve estimates;

•	quarterly variations in the rate of growth of our financial indicators, such as net income per share, net income and revenues;

•	the public reaction to our press releases, our other public announcements and our filings with the SEC;

•	strategic actions by our competitors;

•	changes in revenue or earnings estimates, or changes in recommendations or withdrawal of research coverage, by equity research analysts;

•	speculation in the press or investment community;

•	the failure of research analysts to cover our common stock;

•	sales of our common stock by us or the selling stockholders or the perception that such sales may occur;

•	our payment of dividends;

•	changes in accounting principles, policies, guidance, interpretations or standards;

•	additions or departures of key management personnel;

•	actions by our stockholders;

•	general market conditions, including fluctuations in commodity prices;

•	domestic and international economic, legal and regulatory factors unrelated to our performance; and

•	the realization of any risks described under this “Risk Factors” section.

The stock markets in general have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock. Securities class action litigation has often been instituted against companies following periods of volatility in the overall market and in the market price of a company’s securities. Such litigation, if instituted against us, could result in very substantial costs, divert our management’s attention and resources and harm our business, operating results and financial condition.

Our Sponsors will have the ability to direct the voting of a majority of the voting power of our common stock, and their interests may conflict with those of our other stockholders.

Upon completion of this offering (assuming no exercise of the underwriters’ option to purchase additional shares), our Sponsors will own approximately 76.0% of our common stock.

As a result, our Sponsors will be able to control matters requiring stockholder approval, including the election of directors, changes to our organizational documents and significant corporate transactions. This concentration of ownership makes it unlikely that any other holder or group of holders of our common stock will be able to affect the way we are managed or the direction of our business. The interests of our Sponsors with parties named as defendants therein. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of, and consented to, the provisions of our amended and restated certificate of incorporation described in the preceding sentence. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, employees or agents, which may discourage such lawsuits against us and such persons. Alternatively, if a court were to find these provisions of our amended and restated certificate of incorporation inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

Investors in this offering will experience immediate and substantial dilution of $10.10 per share.

Based on an assumed initial public offering price of $13.50 per share (the midpoint of the range set forth on the cover of this prospectus), purchasers of our common stock in this offering will experience an immediate and substantial dilution of $10.10 per share in the as adjusted net tangible book value per share of common stock from the initial public offering price, and our as adjusted net tangible book value as of September 30, 2016 after giving effect to this offering would be $3.40 per share. This dilution is due in large part to earlier investors having paid substantially less than the initial public offering price when they purchased their shares. See “Dilution.”

Future sales of our common stock in the public market, or the perception that such sales may occur, could reduce our stock price, and any additional capital raised by us through the sale of equity or convertible securities may dilute your ownership in us.

We may issue additional shares of common stock or convertible securities in subsequent public offerings. After the completion of this offering, we will have 39,062,576 outstanding shares of common stock. This number includes 6,000,000 shares of common stock that we and the selling stockholders are selling in this offering and the 900,000 shares of common stock that the selling stockholders may sell in this offering if the underwriters’ option to purchase additional shares is fully exercised, which may be resold immediately in the public market. Following the completion of this offering, the Sponsors will own 29,682,882 shares of common stock, representing approximately 76.0% (or 73.7% if the underwriters’ option to purchase additional shares is exercised in full) of our total outstanding common stock. All such shares are restricted from immediate resale under the federal securities laws and are subject to the lock-up agreements between such parties and the underwriters described in “Underwriting,” but may be sold into the market in the future. Our Sponsors will be party to a registration rights agreement, which will require us to effect the registration of their shares in certain circumstances no earlier than the expiration of the lock-up period contained in the underwriting agreement entered into in connection with this offering. See “Shares Eligible for Future Sale” and “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”

In connection with this offering, we intend to file a registration statement with the SEC on Form S-8 providing for the registration of 6,937,425 shares of our common stock issued or reserved for issuance under our equity incentive plan. Subject to the satisfaction of vesting conditions and the expiration of lock-up agreements, shares registered under the registration statement on Form S-8 will be available for resale immediately in the public market without restriction, subject to Rule 144 limitations with respect to affiliates. In addition, the issuance of shares of common stock upon the exercise of outstanding options will result in dilution to the interests of other stockholders. Please read “Description of Capital Stock—Options.”

We cannot predict the size of future issuances of our common stock or securities convertible into common stock or the effect, if any, that future issuances and sales of shares of our common stock will have on the market price of our common stock or the dividend amount payable per share on our common stock. Sales of substantial amounts of our common stock (including shares issued in connection with an acquisition), or the perception that such sales could occur, may adversely affect prevailing market prices of our common stock or the dividend amount payable per share on our common stock.

USE OF PROCEEDS

We expect to receive approximately $43.7 million of net proceeds (assuming the midpoint of the price range set forth on the cover of this prospectus) from the sale of the common stock offered by us after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds from the sale of shares by the selling stockholders.

We intend to use approximately $10.7 million of such proceeds to pay in full our four-year promissory note due to Ramaco, LLC in the principal amount of approximately $10.6 million, plus accrued interest, and the balance for general corporate purposes, which will include ongoing working capital requirements and potential acquisitions, although we currently do not have any acquisitions planned. The following table illustrates our anticipated use of the net proceeds from this offering:

Sources of Funds		Use of Funds
	(In millions)
Net proceeds from this offering	$43.7	Promissory note payment	$10.7
		General corporate purposes	33.0

Total sources of funds	$43.7	Total uses of funds	$43.7

On August 31, 2016, Ramaco Development entered into a negotiable promissory note with Ramaco, LLC, in the principal amount of $10.6 million. Interest accrues at a rate of 1.82% per annum and payments are due in three installments to reimburse Ramaco, LLC for amounts it loaned to Ramaco Development for development and overhead expenses incurred by Ramaco Development prior to this Offering. Subject to certain conditions, the note matures on December 31, 2020. As of November 30, 2016, the remaining principal balance of the promissory note is $10.6 million. The note will be repaid in full with a portion of the net proceeds of this offering. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Promissory Note.”

A $1.00 increase or decrease in the assumed initial public offering price of $13.50 per share would cause the net proceeds from this offering, after deducting the underwriting discounts and commissions and estimated offering expenses, received by us to increase or decrease, respectively, by approximately $3.5 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. If the proceeds increase due to a higher initial public offering price, we would use the additional net proceeds for general corporate purposes. If the proceeds decrease due to a lower initial public offering price, then we would first reduce by a corresponding amount the net proceeds directed to general corporate purposes and then, if necessary, the net proceeds directed to pay in full the four-year promissory note due to Ramaco, LLC.

The expected use of the net proceeds from this offering represents our intentions based upon our current plans and business conditions, which could change in the future as our plans and business conditions evolve. We believe the net proceeds from this offering, together with our current cash and investments, and projected cash flow from future operations will be sufficient to fund our projected capital expenditures. However, the amounts and timing of our actual expenditures depend on numerous factors, including the progress of development of our properties, which involves numerous uncertainties described under “Risk Factors” included elsewhere in this prospectus. Accordingly, we may choose to reallocate or otherwise use the proceeds from this offering and will have broad discretion in the use of the net proceeds from this offering.

CAPITALIZATION

The following table sets forth our cash and short-term investments and capitalization as of September 30, 2016:

•	on an actual basis for our predecessor;

•	on an as adjusted basis to give effect to our corporate reorganization as described under “Corporate Reorganization” and the sale of shares of our common stock in this offering at an assumed initial offering price of $13.50 per share (which is the midpoint of the range set forth on the cover of this prospectus) and the application of the net proceeds from this offering as set forth under “Use of Proceeds.”

This table should be read in conjunction with “Use of Proceeds,” the historical financial statements and accompanying notes included elsewhere in this prospectus.

	As of September 30, 2016
	Ramaco Development, LLC(1)	As Adjusted
	(In thousands, except number of shares and par value)
Cash and short term investments	$68,863	$101,943

Debt obligations—
Note payable—Ramaco, LLC	10,629	—

Series A Convertible Preferred Units	88,588	—

Equity:
Members’ equity	410	—
Common stock—$0.01 par value; no shares authorized, issued or outstanding, actual; 260,000,000 shares authorized, 39,062,526 shares issued and outstanding, as adjusted	—	391
Preferred stock—no shares authorized, issued or outstanding, actual; 50,000,000 shares authorized and no shares issued or outstanding, as adjusted	—	—
Additional paid-in capital	—	132,314
Accumulated deficit	—	—

Total equity	$410	$132,705

Total capitalization	$99,627	$132,705	]

(1)	Ramaco Resources, Inc. was incorporated in October 2016. The data in this table has been derived from the historical consolidated financial statements included in this prospectus which pertain to the assets, liabilities, revenues and expenses of our accounting predecessor.

A $1.00 increase (decrease) in the assumed initial public offering price of $13.50 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) additional paid-in capital, total equity and total capitalization by approximately $3.5 million, $3.5 million and $3.5 million, respectively, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. An increase (decrease) of one million shares offered by us at an assumed offering price of $13.50 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) additional paid-in capital, total equity and total capitalization by approximately $12.6 million, $12.6 million and $12.6 million, respectively, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

DILUTION

Purchasers of the common stock in this offering will experience immediate and substantial dilution in the net tangible book value per share of the common stock for accounting purposes. Our net tangible book value as of September 30, 2016 was approximately $89.0 million, or $2.52 per share of common stock. Pro forma net tangible book value per share is determined by dividing our pro forma tangible net worth (tangible assets less total liabilities) by the total number of outstanding shares of common stock that will be outstanding immediately prior to the closing of this offering. After giving effect to the sale of the shares in this offering and further assuming the receipt of the estimated net proceeds (after deducting estimated underwriting discounts and commissions and estimated offering expenses), our adjusted pro forma net tangible book value as of September 30, 2016 would have been approximately $132.7 million, or $3.40 per share. This represents an immediate increase in the net tangible book value of $0.88 per share to our existing stockholders and an immediate dilution (i.e., the difference between the offering price and the adjusted pro forma net tangible book value after this offering) to new investors purchasing shares in this offering of $10.10 per share. The following table illustrates the per share dilution to new investors purchasing shares in this offering:

Initial public offering price per share		$13.50
Pro forma net tangible book value per share as of September 30, 2016	$2.52
Increase per share attributable to new investors in the offering	$0.88
As adjusted pro forma net tangible book value per share		3.4

Dilution in pro forma net tangible book value per share to new investors in this offering		$10.10

A $1.00 increase (decrease) in the assumed initial public offering price of $13.50 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) our as adjusted pro forma net tangible book value per share after the offering by $0.09 and increase (decrease) the dilution to new investors in this offering by $0.91 per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The following table summarizes, on an adjusted pro forma basis as of September 30, 2016, the total number of shares of common stock owned by existing stockholders and to be owned by new investors, the total consideration paid, and the average price per share paid by our existing stockholders and to be paid by new investors in this offering at $13.50, the midpoint of the price range set forth on the cover page of this prospectus, calculated before deduction of estimated underwriting discounts and commissions.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
	(in millions)
Existing stockholders(1)	35,262,576	90.3%	$100.4	66.2%	$2.85
New investors(2)	3,800,000	9.7%	$51.3	33.8%	$13.50

Total	39,062,576	100%	$151.7	100%	$3.88

(1)	The number of shares disclosed for the existing stockholders includes 2,200,000 shares being sold by the selling stockholders in this offering.
(2)	The number of shares disclosed for the new investors does not include the 2,200,000 shares being purchased by the new investors from the selling stockholders in this offering.

The data in the table excludes 6,937,425 shares of common stock initially reserved for issuance under the Ramaco Resources, Inc. Long-Term Incentive Plan.

If the underwriters’ option to purchase additional shares is exercised in full, the number of shares held by new investors will be increased to 6,900,000, or approximately 17.7% of the total number of shares of common stock.

Liquidity and Capital Resources

Capital Resources

Our primary sources of cash while we have been in the exploration and development stage of our business have been funded by Ramaco, LLC, and, after our corporate reorganization in 2016, Yorktown and ECP, through a combination of equity infusions and loans. As of September 30, 2016, our available liquidity was $83.7 million, comprised of cash and investments ($68.9 million of which is cash and short-term investments). We expect to fund our capital and liquidity requirements with cash and investments on hand, net proceeds from this offering and projected cash flow from operations when they commence in 2017. With the expected net proceeds from this offering, we will have approximately $98.0 million in liquidity. Management believes this will be sufficient to complete the initial phase of our mine development program through the end of 2018 and our other projects through 2020.

Factors that could adversely impact our future liquidity and ability to carry out our capital expenditure program include the following:

•	Cost overruns in our purchases of equipment needed to complete our mine development plans;

•	Delays in completion of development of our various mines which would reduce the coal we would have available to sell and our cash flow from operations; and

•	Adverse changes in the metallurgical coal markets that would reduce the expected cash flow from operations.

Additionally, at the Knox Creek preparation plant and loading facility, we are currently conducting coal-washing services for a third party, for a per-ton processing and loading fee pursuant to a contract where we will process approximately 95,000 raw tons of third-party coal monthly, generating revenue of approximately $440,000 per month. This contract expires in February 2017, will not be renewed and we do not plan to enter into such agreements in the future. As a result, we will not generate any revenues under this contract for future periods.

If future cash flows are insufficient to meet our liquidity needs, we may reduce our expected level of capital expenditures and/or fund a portion of our capital expenditures through the issuance of debt or equity securities, the entry into debt arrangements or from other sources, such as asset sales.

Our board of directors has adopted a policy of considering paying regular and special cash dividends, in amounts to be determined. We currently expect to begin paying a regular quarterly dividend per share in the third quarter of 2018, with additional special dividends as free cash flow allows. Although our dividend policy will depend upon our future liquidity needs, we currently intend to pay dividends in amounts that will continue to allow us to fund acquisitions that we expect to be accretive to earnings and cash flows, as determined by management and our board of directors. See “Dividend Policy.”

Cash and Investments.

We follow a diversified investment approach for our cash and investments by maintaining such funds in accounts or certificates of deposit issued by federally insured financial institutions and debt securities of U.S. Government agencies. We had $64.8 million of investments at September 30, 2016. The maturities of these investments were:

Three months or less	$5.0 million
More than three but less than six months	$15.0 million
More than six months but less than one year	$29.9 million
More than one year	$14.9 million

The Company is currently assessing the impact that adopting these new accounting standards will have on its financial statements and related disclosures.

Internal Controls and Procedures

Prior to this offering, we were a private company and outsourced a number of our day-to-day accounting tasks due to limited accounting and financial reporting personnel and other resources with which to address our internal controls and procedures. As a result, we identified a material weakness in our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness we identified resulted in us not appropriately maintaining controls for properly capitalizing fixed assets and mine development costs at and before December 31, 2015. The ineffectiveness of these controls caused us to conclude that, as a result, there is a reasonable possibility that material misstatements could occur in the consolidated financial statements. The misstatements identified were corrected by management prior to the issuance of the audited consolidated financial statements.

Since year-end 2015, we have employed additional finance and accounting personnel and are evaluating our personnel in all key finance and accounting positions. While we believe we have addressed the reported material weakness, we can give no assurance that these actions will remediate this deficiency in internal control or that additional material weaknesses or significant deficiencies in our internal control over financial reporting will not be identified in the future. Our failure to implement and maintain effective internal control over financial reporting could result in errors in our financial statements that could result in a restatement of our financial statements and cause us to fail to meet our reporting obligations.

We are not currently required to comply with the SEC’s rules implementing Section 404 of the Sarbanes-Oxley Act of 2002, and are therefore not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Upon becoming a public company, we will be required to comply with the SEC’s rules implementing Section 302 of the Sarbanes-Oxley Act of 2002, which will require our management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of our internal control over financial reporting. We will not be required to make our first assessment of our internal control over financial reporting under Section 404 until our first annual report subsequent to our ceasing to be an “emerging growth company” within the meaning of Section 2(a)(19) of the Securities Act.

Equity-Based Compensation

Pursuant to Ramaco Development’s 2016 Membership Unit Option Plan, Ramaco Development may grant employees and non-employee directors options to purchase up to 333,334 common units. On August 31, 2016, Ramaco Development granted to Atkins and Bauersachs an aggregate of 333,334 options (166,667 each) to purchase common units in Ramaco Development at an exercise price of $15 per common unit. The options vest in equal installments over three years from the date of grant and have a ten-year term. The options provide for accelerated vesting (i) upon the completion of this offering, (ii) in the event of a change of control (which does not include this offering) of the Company or (iii) upon the death or disability of the executive. In connection with the consummation of this offering, the options will be converted into options under the Ramaco Resources, Inc. Long-Term Incentive Plan to purchase, in the aggregate, 937,424 shares of our common stock at an exercise price of $5.34 per share. All other terms of the options will remain unchanged. No further grants will be made under Ramaco Development’s 2016 Membership Unit Option Plan either before or following the consummation of this offering.

Inflation

Inflation in the United States has been relatively low in recent years and did not have a material impact on our results of operations for the years ended December 31, 2015 or 2014. Although the impact of inflation has been insignificant in recent years, it is still a factor in the United States economy.

Our Competitive Strengths

We believe that we are well-positioned to successfully execute our business strategies because of the following competitive strengths:

•	Pure-play metallurgical coal producer with high quality, long-lived reserves. We believe that, upon commencing production in the first quarter of 2017, we will be one of the few pure-play metallurgical coal producers in the U.S. As of December 2016, we control, either by lease or preferential rights to lease, a reserve base of approximately 237.0 million tons of attractive high, mid and low volatile metallurgical coal supporting an identified mine plan across our portfolio well in excess of 20 years.

•	Advantaged geology and logistics will enable us to be one of the lowest cost U.S. metallurgical coal producers. Our reserves present advantaged geologic characteristics such as relatively thick coal seams at our deep mines, low effective mining ratio at our surface mines and desirable metallurgical coal quality. Furthermore, a majority of our coal seams are accessible near, or above, drainage, thereby reducing up-front development costs. These characteristics contribute to a production profile that we believe will contribute to a cash cost of production substantially below most U.S. domestic metallurgical coal producers. In addition, our mines are strategically located in close proximity to our prospective customers or to distribution networks. We believe these locations, transportation and other logistical characteristics will provide a competitive delivered-cost advantage over our potential competitors.

•	Fully financed, low-risk development portfolio. We had approximately $68.9 million of cash and short-term investments at September 30, 2016. The first phase of our development plan includes achieving initial production at our Elk Creek and Berwind projects. We expect to finish this phase by the third quarter of 2017 at an additional capital cost of $68 million. We anticipate that our remaining available cash, along with cash flow from operations and a portion of the net proceeds from this offering received by us, will allow us to fully fund the next phases of development at our current projects through 2020, which includes achieving initial production at our RAM Mine in 2019.

•	Strong balance sheet with limited liabilities. As a recently formed coal company, we do not have any legacy employee liabilities, such as pensions, that are typically associated with well-established coal companies. Furthermore, we will have no debt on our balance sheet and modest environmental and reclamation obligations. We believe these advantages, coupled with our favorable geology, will allow us to maintain a lower overall cost of production compared to many of our competitors.

•	Highly experienced management team with a long history of acquiring, developing, building and operating coal reserve properties. Our senior management team has significant experience in acquiring, developing, financing and operating metallurgical coal mines in Appalachia under various market conditions. They have previously held senior business development, financial, operations, and coal sales positions at both large, publicly traded coal companies as well as successful private coal operations. Since 2011, the management team has successfully acquired four high-quality metallurgical properties and have added additional reserves through targeted exploration programs and the acquisition of additional adjacent properties.

Business Strategies

Our primary business objective is to grow stockholder value. We intend to accomplish this objective by executing the following business strategies:

•

Complete the development of our project portfolio and achieve annual production of 4.4 million clean tons of metallurgical coal by 2022. We are currently operating our first mine at Elk Creek, are developing new mines at our Elk Creek, Berwind and RAM Mine properties and expect to have these projects fully developed by 2022. Once these projects are complete we expect to achieve annual production of approximately 4.4 million clean tons of primarily high volatile and low volatile metallurgical coal in 2022. Please see “—Production Forecast Detailed Summary.” We expect to market our coal primarily to U.S.-based blast furnace coal mills and U.S.-based coke plants, as well as to export markets in the Atlantic basin. We believe that we will be able to take advantage of recent

Annual Cash Bonus. Annual cash bonuses are used to motivate and reward our Named Executive Officers. For fiscal 2016, the annual cash bonuses were discretionary and were determined by our Executive Chairman in consultation with the board of directors of Ramaco Coal, Inc., one of our predecessors, after considering both individual and Company performance. No specific performance metrics were used to set the annual cash bonuses for our Named Executive Officers in respect of the 2016 fiscal year.

Ramaco Development 2016 Membership Unit Option Plan and Stock Option Grants.

On August 31, 2016 the board of managers of Ramaco Development adopted the Ramaco Development, LLC 2016 Membership Unit Option Plan (the “Option Plan”). Pursuant to the Option Plan, Ramaco Development may grant employees, consultants, and non-employee directors stock options to purchase up to 333,334 common units. On August 31, 2016, Ramaco Development also granted 166,667 non-qualified stock options to purchase common units of Ramaco Development to each of Atkins and Bauersachs. The stock options have an exercise price of $15 per unit, have a ten year term and originally vested in equal installments on each of the first three anniversaries of the date of grant. On December 22, 2016, the terms of the outstanding stock options were amended to provide for the acceleration of the vesting provisions upon the completion of this offering. In connection with the consummation of this offering, the options will vest in full, and, if not previously exercised, the stock options will be converted into options under the LTIP (as defined below) to purchase, in the aggregate, 937,424 shares of our common stock at an exercise price of $5.34 per share. All other terms of the stock options will remain unchanged. No further grants will be made under the Option Plan either before or following the consummation of this offering. The Company believes that the stock options are an appropriate reward for the Company’s historic increases in value and that the stock options will serve to compensate Atkins and Bauersachs for the continued growth of the Company and further align the interests of Atkins and Bauersachs with the long-term interests of the Company’s stockholders.

Outstanding Equity Awards at 2016 Fiscal Year-End

	Option Awards
Name and Principal Position	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable (1)	Option Exercise Price ($)	Option Expiration Date
Michael Bauersachs	—	468,712	$5.34	8/31/2026
(President and Chief Executive Officer)
Randall Atkins	—	468,712	$5.34	8/31/2026
(Executive Chairman)
Mark Clemens	—	—	—	—
(Chief Operating Officer)

(1)	The non-qualified stock options to purchase common units of Ramaco Development were granted to Atkins and Bauersachs pursuant to the Option Plan on August 31, 2016. One-third of the stock options are scheduled to vest on each of the first, second and third anniversary grant date and will be exercisable at a price of $5.34 per unit. As of December 31, 2016, all of the stock options remained unvested and unexercisable. Please see the discussion of the Option Plan below for a description of the treatment of outstanding stock options in connection with this offering.

Retirement Benefits and Potential Payments upon Termination or a Change in Control

We do not currently maintain any employment, severance or change in control agreements with any of our Named Executive Officers. In addition, none of our Named Executive Officers are currently entitled to any cash payments in connection with a termination of their employment or retirement.

On August 31, 2016, stock options were granted to Atkins and Bauersachs under the Option Plan. If, following a change in control (as defined in the Option Plan), the stock options are not assumed by the successor company and no substitute stock options are granted by the successor company, then the stock options shall vest in full prior to such change in control. The consummation of this Offering and the related restructuring will not constitute a change in control under the Option Plan. If Atkins or Bauersachs resign or their employment is terminated by Ramaco Development and its affiliates for reasons other than death, disability or for cause (as defined in the Option Plan) then a pro-rata portion of the number of stock options scheduled to vest on the next vesting date shall vest on such termination. This pro-rata portion shall be calculated by multiplying the total number of stock options scheduled to vest on the next vesting date by a fraction, the numerator of which is the number of months that have elapsed since the last vesting date and the denominator of which is 12. Finally, if Atkins’s or Bauersachs’s employment terminates as a result of death or disability (as defined in Section 22(e)(2) of the Internal Revenue Code of 1986, as amended (the “Code”)) then the number of stock options scheduled to vest on the next vesting date shall vest on such termination. In the event Atkins or Bauersachs are terminated by Ramaco Development and its affiliates for cause, they will forfeit all vested and unvested stock options.

Actions Taken Following Fiscal Year End

Long-Term Incentive Plan

In order to incentivize individuals providing services to us or our affiliates, our board of directors intends to adopt a long-term incentive plan (the “LTIP”) prior to the completion of this offering. We anticipate that the LTIP will provide for the grant, from time to time, at the discretion of our board of directors or a committee thereof, of stock options, stock appreciation rights (“SARS”), restricted stock, restricted stock units, stock awards, dividend equivalents, other stock-based awards, cash awards, substitute awards and performance awards. The description of the LTIP set forth below is a summary of the material anticipated features of the LTIP. Our board of directors is still in the process of developing, approving and implementing the LTIP and, accordingly, this summary is subject to change. Further, this summary does not purport to be a complete description of all of the anticipated provisions of the LTIP and is qualified in its entirety by reference to the LTIP, the form of which will be filed as an exhibit to this registration statement.

LTIP Share Limits. Subject to adjustment in the event of certain transactions or changes of capitalization in accordance with the LTIP, a total of 6,937,425 shares of our common stock will initially be reserved for issuance pursuant to awards under the LTIP. The total number of shares reserved for issuance under the LTIP may be issued pursuant to incentive stock options (which generally are stock options that meet the requirements of Section 422 of the Code). Common stock subject to an award that expires or is canceled, forfeited, exchanged, settled in cash or otherwise terminated without delivery of shares and shares withheld to pay the exercise price of, or to satisfy the withholding obligations with respect to, an award will again be available for delivery pursuant to other awards under the LTIP.

Individual Share Limits. Beginning with the calendar year in which the transition period for the LTIP under Section 162(m) of the Code expires and for each calendar year thereafter, a “covered employee” (within the meaning of Section 162(m) of the Code) may not be granted awards under the LTIP intended to qualify as “performance-based compensation” (within the meaning of Section 162(m) of the Code) (i) to the extent such award is based on a number of shares of our common stock relating to more than 500,000 shares of common stock and (ii) to the extent such award is designated to be paid only in cash and is not based on a number of shares of our common stock, having a value determined on the date of grant in excess of $10,000,000.

Administration. The LTIP will be administered by our board of directors, except to the extent our board of directors elects a committee of directors to administer the LTIP. Our board of directors has broad discretion to administer the LTIP, including the power to determine the eligible individuals to whom awards will be granted, the number and type of awards to be granted and the terms and conditions of awards. The board of directors may also accelerate the vesting or exercise of any award and make all other determinations and to take all other actions necessary or advisable for the administration of the LTIP.

To the extent the underwriters sell more than 900,000 shares of common stock, the underwriters have the option to purchase, exercisable within 30 days from the date of this prospectus, up to an additional                  shares from the selling stockholders.

	Shares Beneficially Owned Before this Offering(1)		Shares Offered Hereby (Assuming No Exercise of the Underwriters’ Option to Purchase Additional Shares)	Shares Offered Hereby (Assuming Exercise in Full of the Underwriters’ Option to Purchase Additional Shares)	Shares Beneficially Owned After this Offering (Assuming No Exercise of the Underwriters’ Option to Purchase Additional Shares)		Shares Beneficially Owned After this Offering (Assuming Exercise in Full of the Underwriters’ Option to Purchase Additional Shares)
Name of beneficial owner	Number	%			Number	%	Number	%
Selling Stockholders and five percent stockholders:
Yorktown Energy Partners IX, L.P.(2)	14,998,765	41.4	227,240	549,675	14,771,525	36.9	14,449,090	36.1
Yorktown Energy Partners X, L.P.(3)	3,749,691	10.4	56,810	137,419	3,692,881	9.2	3,612,272	9.0
Yorktown Energy Partners XI, L.P.(4)	5,673,077	15.7	85,950	207,907	5,587,127	14.0	5,465,170	13.7
Energy Capital Partners Mezzanine Opportunities Fund, LP(5)(6)	280,355	0.8	57,721	72,546	222,634	0.6	207,809	0.5
Energy Capital Partners Mezzanine Opportunities Fund A, LP(5)(6)	5,569,948	15.4	1,146,767	1,441,313	4,423,181	11.1	4,128,635	10.3
ECP Mezzanine B (Ramaco IP), LP(5)(6)	1,241,046	3.4	255,512	321,140	985,534	2.5	919,905	2.3
Randall Atkins(7)	2,343,559	6.5	185,000	185,000	2,158,559	5.4	2,158,559	5.4
Michael Bauersachs(7)	2,343,559	6.5	185,000	185,000	2,158,559	5.4	2,158,559	5.4
Directors and Named executive officers(6):
Mark A. Clemens	—	—	—	—	—	—	—	—
Bryan H. Lawrence	—	—	—	—	—	—	—	—
W. Howard Keenan, Jr.	—	—	—	—	—	—	—	—
Richard M. Whiting	—	—	—	—	—	—	—	—
Patrick C. Graney, III	—	—	—	—	—	—	—	—
Tyler Reeder	—	—	—	—	—	—	—	—
Trent Kososki	—	—	—	—	—	—	—	—
Directors and executive officers as a group (9 persons)(6)	4,687,118	13.0	370,000	370,000	4,317,118	10.8	4,317,118	10.8

(1)	Pursuant to Rule 13d-3 under the Exchange Act, a person has beneficial ownership of a security as to which that person, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares voting power and/or investment power of such security and as to which that person has the right to acquire beneficial ownership of such security within 60 days.
(2)	Yorktown IX Company LP is the sole general partner of Yorktown Energy Partners IX, L.P. Yorktown IX Associates LLC is the sole general partner of Yorktown IX Company LP. As a result, Yorktown IX Associates LLC may be deemed to share the power to vote or direct the vote or to dispose or direct the disposition of the common stock owned by Yorktown Energy Partners IX, L.P. Yorktown IX Company LP and Yorktown IX Associates LLC disclaim beneficial ownership of the common stock held by Yorktown Energy Partners IX, L.P. in excess of their pecuniary interest therein. Bryan H. Lawrence and W. Howard Keenan, Jr. are managers of Yorktown IX Associates LLC. Mr. Lawrence and Mr. Keenan disclaim beneficial ownership of the common stock held by Yorktown Energy Partners IX, L.P.
(3)	Yorktown X Company LP is the sole general partner of Yorktown Energy Partners X, L.P. Yorktown X Associates LLC is the sole general partner of Yorktown X Company LP. As a result, Yorktown X Associates LLC may be deemed to share the power to vote or direct the vote or to dispose or direct the disposition of the common stock owned by Yorktown Energy Partners X, L.P. Yorktown X Company LP and Yorktown X Associates LLC disclaim beneficial ownership of the common stock held by Yorktown Energy Partners X, L.P. in excess of their pecuniary interest therein. Mr. Lawrence and Mr. Keenan are managers of Yorktown X Associates LLC. Mr. Lawrence and Mr. Keenan disclaim beneficial ownership of the common stock held by Yorktown Energy Partners X, L.P.

(4)	Yorktown XI Company LP is the sole general partner of Yorktown Energy Partners XI, L.P. Yorktown XI Associates LLC is the sole general partner of Yorktown XI Company LP. As a result, Yorktown XI Associates LLC may be deemed to share the power to vote or direct the vote or to dispose or direct the disposition of the common stock owned by Yorktown Energy Partners XI, L.P. Yorktown XI Company LP and Yorktown XI Associates LLC disclaim beneficial ownership of the common stock held by Yorktown Energy Partners XI, L.P. in excess of their pecuniary interest therein. Mr. Lawrence and Mr. Keenan are managers of Yorktown XI Associates LLC. Mr. Lawrence and Mr. Keenan disclaim beneficial ownership of the common stock held by Yorktown Energy Partners XI, L.P.
(5)	Energy Capital Partners Mezzanine, LLC is the indirect general partner of each of the ECP Funds and, as such, is deemed to indirectly beneficially own the securities held by the ECP Funds. Energy Capital Partners Mezzanine, LLC is controlled by Douglas Kimmelman, Thomas Lane, Andrew Singer, Peter Labbat, Tyler Reeder and Rahman D’Argenio (the “ECP Members”). None of the ECP Members nor Mr. Kososki are deemed to beneficially own, and they disclaim beneficial ownership of, any common stock beneficially owned by Energy Capital Partners Mezzanine, LLC.
(6)	Mr. Reeder is a partner of Energy Capital Partners and therefore may be deemed to be a beneficial owner of the shares of common stock that will be owned by Energy Capital Partners Mezzanine Opportunities Fund, LP, Energy Capital Partners Mezzanine Opportunities Fund A, LP and ECP Mezzanine B (Ramaco IP), LP following the closing of this offering. Other than Messrs. Atkins, Bauersachs, and Reeder, no other directors or executive officers own or have any beneficial interest in our common stock.
(7)	Includes 468,712 shares of common stock that are issuable upon the exercise of outstanding options that are exercisable immediately upon completion of this offering.

The following diagram indicates our simplified ownership structure immediately following this offering and the transactions related thereto (assuming that the underwriters’ option to purchase additional shares is not exercised):

(1)	See above for an additional organizational chart that outlines the corporate structure pre-reorganization and IPO.
(2)	Ramaco, LLC is controlled by Yorktown IX, Atkins and Bauersachs.

Please see “Description of Capital Stock” for additional information regarding the terms of our certificate of incorporation and bylaws as will be in effect upon the closing of this offering.

and overhead expenses incurred by Ramaco Development prior to this offering. We intend to repay in full this obligation with a portion of the proceeds of this offering.

Corporate Guarantees

Pursuant to a Corporate Guaranty dated August 20, 2015, Ramaco, LLC absolutely and unconditionally guaranteed to Ramaco Development the performance of RAM Mining, LLC, RNA, RF and RCA under each of the agreements listed above in this section entitled “Historical Transactions With Affiliates” (collectively, the “Mining Agreements”).

Pursuant to a Corporate Guaranty dated August 20, 2015, Ramaco Development absolutely and unconditionally guaranteed to Ramaco, LLC the performance of RAM and Resources under the Mining Agreements.

Indemnification Agreement

Pursuant to an Indemnification Agreement dated August 20, 2015, by and between Ramaco, LLC and Ramaco Development, Ramaco Development agreed to indemnify and hold harmless Ramaco, LLC for obligations arising under or in connection with those certain permits, consents, agreements and other governmental authorizations identified therein.

Securities Purchase Agreement

On August 31, 2016, Ramaco Development entered into a securities purchase agreement (the “Series A SPA”) with ECP and Yorktown XI whereby ECP and Yorktown XI collectively purchased 4.5 million Series A Convertible Preferred Units for total aggregate consideration of $90 million. Upon closing of this offering, the Series A Convertible Preferred Units will convert into 12,764,426 shares of common stock. The Series A SPA provides for indemnification by Ramaco Development for any breaches by Ramaco Development of its representations and warranties set forth therein. Ramaco Development’s indemnification obligation survives until May 31, 2017, other than with respect to (i) fundamental representations, which survive indefinitely, (ii) tax representations, which survive until 90 days following the expiration of the applicable statute of limitations, and (iii) environmental representations, which survive until August 31, 2019.

Pursuant to Ramaco Development’s 2016 Membership Unit Option Plan, Ramaco Development may grant employees and non-employee directors options to purchase up to 333,334 common units. On August 31, 2016, contemporaneous with the consummation of the Series A SPA and in consideration of services rendered and to be rendered for the benefit of Ramaco Development, Ramaco Development granted to Atkins and Bauersachs an aggregate of 333,334 options (166,667 each) to purchase common units in Ramaco Development at an exercise price of $15 per common unit. The options vest in equal installments over three years from the date of grant and have a ten-year term. The options provide for accelerated vesting (i) upon the completion of this offering, (ii) in the event of a change of control (which does not include this offering) of the Company or (iii) death or disability of the executive. In connection with the consummation of this offering, the options will be converted into options under the Ramaco Resources Inc. Long-Term Incentive Plan to purchase, in the aggregate, 937,424 shares of our common stock at an exercise price of $5.34 per share. See “Description of Capital Stock—Outstanding Options.” All other terms of the stock options will remain unchanged. No further grants will be made under Ramaco Development’s 2016 Membership Unit Option Plan either before or following the consummation of this offering.

DESCRIPTION OF CAPITAL STOCK

Upon completion of this offering, the authorized capital stock of Ramaco Inc. will consist of 260,000,000 shares of common stock, $0.01 par value per share, of which 39,062,576 shares will be issued and outstanding and 50,000,000 shares of preferred stock, $0.01 par value per share, of which no shares will be issued and outstanding.

The following summary of the capital stock and certificate of incorporation and bylaws of Ramaco Inc. does not purport to be complete and is qualified in its entirety by reference to the provisions of applicable law and to our certificate of incorporation and by-laws, which are filed as exhibits to the registration statement of which this prospectus is a part.

Common Stock

Voting Rights. Holders of shares of common stock are entitled to one vote per share held of record on all matters to be voted upon by the stockholders. The holders of common stock do not have cumulative voting rights in the election of directors.

Dividend Rights. Holders of shares of our common stock are entitled to ratably receive dividends when and if declared by our board of directors out of funds legally available for that purpose, subject to any statutory or contractual restrictions on the payment of dividends and to any prior rights and preferences that may be applicable to any outstanding preferred stock. Please read “Dividend Policy.”

Liquidation Rights. Upon our liquidation, dissolution, distribution of assets or other winding up, the holders of common stock are entitled to receive ratably the assets available for distribution to the stockholders after payment of liabilities and the liquidation preference of any of our outstanding shares of preferred stock.

Other Matters. The shares of common stock have no preemptive or conversion rights and are not subject to further calls or assessment by us. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of our common stock, including the common stock offered in this offering, are fully paid and non-assessable.

Preferred Stock

Our certificate of incorporation authorizes our board of directors, subject to any limitations prescribed by law, without further stockholder approval, to establish and to issue from time to time one or more classes or series of preferred stock, par value $0.01 per share, covering up to an aggregate of 50,000,000 shares of preferred stock. Each class or series of preferred stock will cover the number of shares and will have the powers, preferences, rights, qualifications, limitations and restrictions determined by the board of directors, which may include, among others, dividend rights, liquidation preferences, voting rights, conversion rights, preemptive rights and redemption rights. Except as provided by law or in a preferred stock designation, the holders of preferred stock will not be entitled to vote at or receive notice of any meeting of stockholders.

Outstanding Options

Pursuant to Ramaco Development’s 2016 Membership Unit Option Plan, Ramaco Development may grant employees and non-employee directors options to purchase up to 333,334 common units. On August 31, 2016, Ramaco Development granted to Atkins and Bauersachs an aggregate of 333,334 options (166,667 each) purchase common units in Ramaco Development at exercise price of $15 per common unit. The options vest in equal installments over three years and have a ten-year term. The options provide for accelerated vesting (i) upon the completion of this offering, (ii) in the event of a change of control (which does not include this offering) of the Company or (iii) death or disability of the executive. In connection with the consummation of this offering, the options will be converted into options under the Ramaco Resources, Inc. Long-Term Incentive Plan to purchase, in the aggregate, 937,424 shares of our common stock at an exercise price of $5.34 per share. All other terms of the options will remain unchanged. No further grants will be made under Ramaco Development’s 2016 Membership Unit Option Plan either before or following the consummation of this offering.

Term. The options (and the right to purchase shares of common units upon the exercise thereof) terminate upon the earlier of (i) the ten-year anniversary of the grant date (August 31, 2016) and (ii) the termination of the holder’s employment or service with the Company or an affiliate.

Exercise Price. The exercise price of the options is $5.34 per common share. The exercise price is subject to appropriate adjustment in the event that outstanding units are converted into or exchanged for a different number or kind of security of the Company or of another corporation through reorganization, merger or consolidation, recapitalization, reclassification, unit split, split-up, exchange of units or unit dividend.

Upon the completion of this offering or change of control (as defined in the Option Plan, and which does not include this offering) of the Company, vesting of the options is accelerated, provided the options are not assumed or continued in writing by the successor entity. Vesting is also accelerated in the event of death or disability of the option holder.

No Fractional Shares. No fractional shares will be issued upon the exercise of the options.

Transferability. The options are transferable only by will or by the laws of descent and distribution.

Exchange Listing. The options are not listed on any securities exchange.

Rights as a Member. Except as otherwise provided in the options or by virtue of such holder’s ownership of shares of our common units, the holders of the options do not have the rights or privileges of members of the Company until they exercise their options.

Amendment. Any term of the options may be amended only by an instrument in writing signed by the party against which enforcement of the amendment is sought.

Anti-Takeover Effects of Provisions of Our Certificate of Incorporation, our Bylaws and Delaware Law

Some provisions of Delaware law, and our certificate of incorporation and our bylaws described below, will contain provisions that could make the following transactions more difficult: acquisitions of us by means of a tender offer, a proxy contest or otherwise; or removal of our incumbent officers and directors. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in our best interests, including transactions that might result in a premium over the market price for our shares.

These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with us. We believe that the benefits of increased protection and our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.

Delaware Law

We will not be subject to the provisions of Section 203 of the Delaware General Corporation Law (“DGCL”), regulating corporate takeovers for so long as our Sponsors and their respective affiliates own in the

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. Future sales of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect the market price of our common stock prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of a substantial number of shares of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price of our common stock at such time and our ability to raise equity-related capital at a time and price we deem appropriate.

Sales of Restricted Shares

Upon the closing of this offering, we will have outstanding an aggregate of 39,062,576 shares of common stock. Of these shares, all of the 6,000,000 shares of common stock (or 6,900,000 shares of common stock if the underwriters’ option to purchase additional shares is exercised) to be sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless the shares are held by any of our “affiliates” as such term is defined in Rule 144 under the Securities Act. All remaining shares of common stock held by existing stockholders will be deemed “restricted securities” as such term is defined under Rule 144. The restricted securities were issued and sold by us in private transactions and are eligible for public sale only if registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which rules are summarized below.

As a result of the lock-up agreements described below and the provisions of Rule 144 and Rule 701 under the Securities Act, the shares of our common stock (excluding the shares to be sold in this offering) that will be available for sale in the public market are as follows:

•	no shares will be eligible for sale on the date of this prospectus or prior to 180 days after the date of this prospectus;

•	33,062,576 shares will be eligible for sale upon the expiration of the lock-up agreements, beginning 180 days after the date of this prospectus (subject to extension) and when permitted under Rule 144 or Rule 701; and

•	937,424 shares will be eligible for sale, upon exercise of vested options, upon the expiration of the lock-up agreements, beginning 180 days after the date of this prospectus (subject to extension).

Lock-up Agreements

We, all of our directors and executive officers, the Existing Owners and certain of our employees have agreed or will agree that, subject to certain exceptions and under certain conditions, for a period of 180 days after the date of this prospectus, we and they will not, without the prior written consent of the Representatives, dispose of or hedge any shares or any securities convertible into or exchangeable for shares of our capital stock. See “Underwriting” for a description of these lock-up provisions.

Rule 144

In general, under Rule 144 under the Securities Act as currently in effect, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person (who has been unaffiliated for at least the past three months) who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

A person (or persons whose shares are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of our common stock or the average weekly trading volume of our common stock reported through the NASDAQ during the four calendar weeks preceding the filing of notice of the sale. Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.

Rule 701

In general, under Rule 701 under the Securities Act, any of our employees, directors, officers, consultants or advisors who purchase or otherwise receive shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering are entitled to sell such shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with the holding period requirement of Rule 144 and, in the case of non-affiliates, without having to comply with the public information, volume limitation or notice filing provisions of Rule 144. The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus.

Stock Issued Under Employee Plans

We intend to file a registration statement on Form S-8 under the Securities Act to register 6,937,425 shares issuable under the 2017 Long-Term Incentive Plan. This registration statement on Form S-8 is expected to be filed following the effective date of the registration statement of which this prospectus is a part and will be effective upon filing. Accordingly, shares registered under such registration statement may be made available for sale in the open market following the effective date, unless such shares are subject to vesting restrictions with us, Rule 144 restrictions applicable to our affiliates or the lock-up restrictions described above.

Options

Pursuant to Ramaco Development’s 2016 Membership Unit Option Plan, Ramaco Development may grant employees and non-employee directors options to purchase up to 333,334 common units. On August 31, 2016, Ramaco Development granted to Atkins and Bauersachs an aggregate of 333,334 options (166,667 each) for purchase of common units for an exercise price of $15 per unit. The options vest in equal installments over three years and have a ten year term from the grant date. The options provide for accelerated vesting (i) upon the completion of this offering, (ii) in the event of a change of control (which does not include this offering) of the Company or (iii) death or disability of the executive. In connection with the consummation of this offering, the options will be converted into options to purchase, in the aggregate, 937,424 shares of our common stock at an exercise price of $5.34 per share.

During the period the options are outstanding, we will reserve from our authorized and unissued common stock a sufficient number of shares to provide for the issuance of shares of common stock underlying the options upon the exercise of the options.

To the extent either Atkins or Bauersachs do not purchase all or any part of the units eligible to be purchased at the times the option becomes exercisable, he has the right cumulatively thereafter to purchase any option units not so purchased and such right shall continue until the option terminates or expires.

Please read “Description of Capital Stock—Outstanding Options.”

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated             , 2017 we and the selling stockholders have agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC, Jefferies LLC and BMO Capital Markets Corp. are acting as representatives (the “Representatives”), the following respective numbers of shares of common stock:

Underwriters	Number of Shares
Credit Suisse Securities (USA) LLC
Jefferies LLC
BMO Capital Markets Corp.
Clarksons Platou Securities, Inc.
Seaport Global Securities LLC

Total	6,000,000

The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

We have agreed to indemnify the underwriters and certain of their controlling persons and the selling stockholders against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect of those liabilities.

The selling stockholders have granted to the underwriters a 30-day option to purchase on a pro rata basis up to 900,000 additional outstanding shares from the selling stockholders at the initial public offering price less the underwriting discounts and commissions.

The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $         per share. The underwriters and selling group members may allow a discount of $         per share on sales to other broker/dealers. After the initial public offering the underwriters may change the public offering price and concession and discount to broker/dealers.

The following table summarizes the compensation and estimated expenses we and the selling stockholders will pay:

	Per Share		Total
	Without Option	With Option	Without Option	With Option

Underwriting Discounts and Commissions paid by us	$	$	$	$
Expenses payable by us	$	$	$	$
Underwriting Discounts and Commissions paid by selling stockholders	$	$	$	$
Expenses payable by the selling stockholders	$	$	$	$

The expenses of this offering that have been paid or are payable by us are estimated to be $4.0 million (excluding underwriting discounts and commissions). We have also agreed to reimburse the underwriters for certain of their expenses up to $30,000.

In connection with this offering, subject to certain exceptions, we have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of the Representatives for a period of 180 days after the date of this prospectus. These restrictions do not apply to, among other things, the issuance by us of common stock, or securities convertible into or exercisable or exchangeable for common stock, in either case, in an amount not to exceed 5% of the common stock outstanding after this offering, as consideration for the acquisition of equity interests or assets of any person, or the acquiring by the us by any other manner of any business, properties, assets, or persons, in one transaction or a series of related transactions or the filing of a registration statement related to such securities, provided each transferee agrees to be subject to the restrictions on transfer described above.

Our officers, directors and our existing stockholders have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of the Representatives for a period of 180 days after the date of this prospectus.

We and the selling stockholders have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

We have applied to list the shares of common stock on The NASDAQ under the symbol “METC.”

Prior to this offering, there has been no public market for our common stock. The initial public offering price was determined by negotiations among us and the representatives and will not necessarily reflect the market price of the common stock following this offering. The principal factors that were considered in determining the initial public offering price included:

•	the information presented in this prospectus and otherwise available to the underwriters;

•	the history of, and prospects for, the industry in which we will compete;

•	the ability of our management;

•	the prospects for our future earnings;

•	the present state of our development, results of operations and our current financial condition;

•	the general condition of the securities markets at the time of this offering; and

•	the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies.

We cannot assure you that the initial public offering price will correspond to the price at which the common stock will trade in the public market subsequent to this offering or that an active trading market for the common stock will develop and continue after this offering.

Ramaco Development, LLC

Consolidated Statements of Operations

(in thousands)

	Years Ended December 31,
	2015	2014
Revenue	$—	$—
Cost and expenses
Operating costs and expenses	934	939
Asset retirement obligation accretion	75	68
Professional fees	406	269
General and administrative	918	489

Total cost and expenses	2,333	1,765

Operating loss	(2,333)	(1,765)
Interest expense	2	1

Net loss	$(2,335)	$(1,766)

Unaudited pro forma income tax provision (benefit)	—	—

Unaudited pro forma net loss	$(2,335)	$(1,766)

Unaudited pro forma basic loss per share	$(0.06)	—
Unaudited pro forma diluted loss per share	$(0.06)	—
Unaudited pro forma basic weighted average shares outstanding	39,062,576	—
Unaudited pro forma diluted weighted average shares outstanding	39,629,629	—

The accompanying notes are an integral part of these consolidated financial statements.

F-7

Ramaco Development, LLC

Unaudited Condensed Consolidated Statement of Operations

(in thousands)

	Nine Months Ended September 30
	2016	2015
Revenue	$1,465	$—
Cost and expenses
Operating costs and expenses	476	251
Asset retirement obligation accretion	135	55
Depreciation and amortization	61	—
Professional fees	4,148	49
General and administrative	2,565	546

Total cost and expenses	7,385	901

Operating loss	(5,920)	(901)
Interest income	14	—
Interest expense	(74)	—

Net loss	$(5,980)	$(901)

Pro forma income tax provision (benefit)	—	—

Pro forma net loss	$(5,980)	$(901)

Unaudited pro forma basic loss per share	$(0.06)	—
Unaudited pro forma diluted loss per share	$(0.06)	—
Unaudited pro forma basic weighted average shares outstanding	39,062,576	—
Unaudited pro forma diluted weighted average shares outstanding	39,629,629	—

See notes to unaudited condensed consolidated financial statements.

F-21

Part II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

The following table sets forth an itemized statement of the amounts of all expenses (excluding underwriting discounts and commissions) payable by us in connection with the registration of the common stock offered hereby. With the exception of the SEC registration fee and the FINRA filing fee, the amounts set forth below are estimates.

SEC registration fee	$11,996
FINRA filing fee	16,025
NASDAQ listing fee	150,000
Accounting fees and expenses	500,000
Legal fees and expenses	1,500,000
Printing and engraving expenses	600,000
Transfer agent and registrar fees	5,000
Miscellaneous	1,221,579

Total	$4,000,000

*	To be provided by amendment

Item 14.	Indemnification of Directors and Officers

Section 145 of the DGCL provides that a corporation may indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise), against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. A similar standard is applicable in the case of derivative actions (i.e., actions by or in the right of the corporation), except that indemnification extends only to expenses, including attorneys’ fees, incurred in connection with the defense or settlement of such action and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation.

Our amended and restated certificate of incorporation and our amended and restated bylaws will contain provisions that limit the liability of our directors and officers for monetary damages to the fullest extent permitted by the DGCL. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except liability:

•	for any breach of the director’s duty of loyalty to our company or our stockholders;

•	for any act or omission not in good faith or that involve intentional misconduct or knowing violation of law;

•	under Section 174 of the DGCL regarding unlawful dividends and stock purchases; or

•	for any transaction from which the director derived an improper personal benefit.

Any amendment to, or repeal of, these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to that amendment or repeal. If the DGCL is

II-1